

August 14, 2012

Via Email
Mr. Ian J. Webber
Chief Executive Officer
Global Ship Lease, Inc.
c/o Portland House
Stag Place
London, United Kingdom SW1E 5RS

  Re: **Global Ship Lease, Inc.**
    Form 20-F for the year ended December 31, 2011
    Filed April 13, 2012
    File No. 001-34153

Dear Mr. Webber:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 20-F for the year ended December 31, 2011

Critical Accounting Policies and Estimates, page 42
Impairment of Long-lived Assets, page 42

1. Please consider expanding the Critical Accounting Policies section of MD&A to include a table summarizing your owned vessels that details by vessel, the date of acquisition, the purchase price, and carrying value as of each balance sheet date presented in your financial statements. Also, please identify within this table those vessels whose estimated market values are less than their carrying value and please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of potential aggregate impairment charges related to your vessels as of the balance sheet dates presented, if you decided to sell such vessels. Also, the disclosure accompanying

the table should discuss the related accounting treatment of your vessels and describe the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values.

Financial Statements
Consolidated Statements of Cash Flows, page F-5

2. We refer to the line item "settlements of hedges which do not qualify for hedge accounting" in cash flows from investing activities in your consolidated statements of cash flows. Given that your derivative instruments are interest rate swaps which are intended to hedge the variability of interest rate expense, we are unclear as to why cash flows related to interest rate derivatives, including payments and periodic cash settlements are being reflected as cash flows from investing activities in your consolidated statements of cash flows. Please tell us why you believe the cash flows from interest rate derivatives are appropriately classified as investing activities. Your response should explain in detail why you believe such presentation is in accordance with the guidance outlined in ASC 230.

Notes to the Consolidated Financial Statements, page F-7
11. Long Term Debt, page F-17

3. We note from the disclosure on pages 5 and F-17 that as a result of the downturn after April 2011 in charter free market values for containerships, the company obtained a waiver from its lenders of the requirement to perform the Leverage Ratio test until November 30, 2012. We also note from the disclosure on page F-18 that the leverage ratio may not be at or below 75% at November 30, 2012. Furthermore, the disclosure on page 5 indicates that if charter free market values of the containerships continue to be depressed, the company may be required to obtain another waiver from the leverage ratio test at November 30, 2012. Given these factors, please tell us and revise your disclosures in future filings to explain in detail your basis or rationale for classifying the balance under this obligation as long-term debt at December 31, 2011. As part of your response and your revised disclosure, please explain why you believed that you would be able to comply with the leverage ratio covenant at the next measurement date on November 30, 2012. Refer to the guidance outlined in ASC 470-10-45-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief